UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of January 2010
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:☐ Yes ☑No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated January 26, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  January 26, 2010

Exhibit No.	Description
1.	Press release, dated January 26, 2010.

Jinpan International Announces Two-for-One Forward Stock Split

Carlstadt, N.J., January 26, 2010 - Jinpan International Ltd (Nasdaq: JST), a leading designer, manufacturer and distributor of cast resin transformers for high voltage distribution equipment, today announced that the board of directors has approved a two-for-one forward stock split, applicable to shareholders of record at the close of business on February 5th, 2010 and distribution will be on February 15th, 2010. As a result of the stock split, shareholders will receive one additional common share for every share held on the record date. In addition, the number of authorized common shares will increase from 20,000,000 shares to 40,000,000 shares.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan commented, “We are pleased to announce this stock split and believe it can meaningfully increase the liquidity of our shares, making JST a more attractive investment for a broader range of investors. At Jinpan we see significant potential for growth in our business and we remain committed to attracting investors who take a long-term view of the company's growth opportunities. We believe today’s announcement further demonstrates our continued emphasis to align shareholder’s interests with solid execution of Jinpan’s business.”

About Jinpan International Ltd

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures and distributes cast resin transformers for voltage distribution equipment in China and other countries around the world.  Jinpan’s cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations at lower, more usable voltage levels. The Company has obtained ISO9001 and ISO1401 certification of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Carlstadt, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, the following:

▪	our ability to successfully implement our business strategy;

▪
the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, more desirable or innovative products or technological substitutes, or have more extensive resources or better financing;

▪	the effects of rapid technological changes and vigorous competition in the markets in which we operate;

▪	uncertainties about the future growth in electricity consumption and infrastructure;

▪	development in the markets in which we operate;

▪	uncertainties about the degree of growth in the number of consumers in the markets in which we operate using mobile personal communications services and the growth in the population in those areas;

▪	other factors or trends affecting the industry generally and our financial condition in particular;

▪	the effects of the higher degree of regulation in the markets in which we operate;

▪	general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities or investments;

▪	the monetary and interest rate policies of the countries in which we operate;

▪	changes in competition and the pricing environments in the countries in which we operate;

▪	exchange rates; and

▪
other factors listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2008 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information:

At Jinpan International Ltd.:
Mark Du
Chief Financial Officer
+1 (201) 460-8778